September 6, 2016

VIA EDGAR AND EXPRESS MAIL

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Greenbacker Renewable Energy Company LLC (the “Company”)

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015

(the “Form 10-K/A”)

Filed June 22, 2016

Response Dated July 22, 2016

File No. 000-55610

Dear Mr. Thompson:

We are responding to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 5, 2016, with regard to the above-referenced filing as well as verbal comments received from the Staff on August 30, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-K/A

Note 8. Income Taxes, page 60

Comment:

1.           We reviewed your response to comment 9. The reconciliation provided in the response is very similar to the disclosure in Note 8 and appears to satisfy the disclosure requirements at ASC 740-10-50-12. Please provide disclosure in a similar manner in future filings or advise why you believe such presentation is not most appropriate. In addition, reference is made to the “Plus: SMLLC income taxable” and “Other timing differences” line items in the reconciliation. Please tell us the underlying nature of these line items and why they are reconciling items. In this regard, timing differences that create deferred taxes do not result in reconciling items.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |     WWW.GREENBACKERGROUP.COM

Response:

Further to our responses in our letters dated July 22, 2016 and August 17, 2016 and discussion with the Staff on August 30, 2016, we have revised the reconciliation using percentages and dollar amounts of the reported amount of income tax expense to the amount of income tax expense that would result from applying domestic federal statutory rates to the net increase (decrease) in net assets from operations before tax from our July 22, 2016 letter. The revised disclosure, which the Company will use in future filings where appropriate, is as follows:

Reconciliation of federal statutory rate and the effective tax rate:	$	$	%	Explanation

Net increase (decrease) in net assets from LLC operations before tax, based on ASC 946, at federal income tax rate	$1,322,202	$462,771	-71.20%
Reversal of LLC's income, treated as a partnerhsip for for U.S. tax purposes, at the federal income tax rate	$564,579	$197,603	-30.40%	LLC book income at Federal rate of 35%
Adjustment for GREC's consolidated book income, based on standard GAAP accounting, at the federal income tax rate	$453,709	$158,798	-24.43%	GREC and SPVs' consolidated book income at the Federal rate of 35%
Federal investment tax credits		$(3,345,092)	514.63%	Estimated Federal Investment Tax Credit for development of solar facilities
Increase / (decrease) in income taxes resulting from:
State and local income taxes, net of federal benefit		$90,918	-13.99%	GREC and SPVs' consolidated book income at the estimated state rate of 3.8846% (net of federal benefit)
Change in state rate		$(591)	0.09%	Impact of the change in estimated state rate from 2014 (3.0528%) to 2015 (3.8846%) net of federal benefit
Permanent differences, at federal income tax rate		$172	-0.03%
Change in valuation allowance		$1,785,423	-274.68%
Actual provision for income taxes		$(650,000)	100.00%

Note 10. Financial Highlights, page 62

Comment:

2.           We reviewed your response to comment 10. The $8.54 per common share “Net asset value for common shares at end of period” does not include the Special Unitholder’s equity balance of $286,259 as of December 31, 2015. Further, the reconciliation on page 61 of net asset value per common share as of December 31, 2014 totaling $8.50 to net asset value per common share as of December 31, 2015 totaling $8.54 does not foot. The reconciliation foots to $8.58. In future filings, please add a line item to the reconciliation that subtracts the per common share impact of the Special Unitholder’s capital gains incentive distribution or explain why doing so will not be appropriate. Adding this line item to the reconciliation noted above would result in a $0.04 subtraction and a table that foots to $8.54.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |     WWW.GREENBACKERGROUP.COM

Response:

Further to our responses in letters dated July 22, 2016 and August 17, 2016, and discussions with the Staff on August 30, 2016, we have revised the Per share data attributed to common shares table to show Net unrealized appreciation / (depreciation) on investments, net of the incentive fee payable to the special unitholder as follows:

	For the year ended December 31, 2015	For the period from Commencement of Operations (April 25, 2014) through December 31, 2014
Per share data attributed to common shares (1):
Net proceeds before offering costs (2)	$—	$9.17
Offering costs	—	(0.59)
Net proceeds after offering costs	—	8.58
Net Asset Value at beginning of period	8.50	—
Net investment income (loss) and realized loss on foreign currency translation (7)	0.22	(0.38)
Net unrealized appreciation / (depreciation) on investments, net of incentive allocation to special unitholder	0.39	0.16 4
Change in translation of assets and liabilities denominated in foreign currencies	(0.06)	(0.06)
Change in benefit from deferred taxes on unrealized appreciation on investments	0.04	—
Net increase (decrease) in net assets resulting from operations	0.59	(0.30)
Shareholder distributions	(0.60)	(0.28)
Capital contribution from advisor	—	0.38
Other	0.05	0.12
Net increase (decrease) in members’ equity attributed to common shares	0.04	(0.08)
Net asset value for common shares at end of period	$8.54	$8.50

In future fillings, the financial highlights disclosure will be consistent with that shown above.

*       *       *       *       *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |     WWW.GREENBACKERGROUP.COM

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact Blake Estes at Alston & Bird LLP at (212) 210-9415.

Sincerely,

Richard C. Butt
Chief Financial Officer

cc:	Mr. Charles Wheeler

Timothy P. Selby, Esq.

Blake E. Estes, Esq.

369 Lexington Avenue, Suite 312    |    New York, NY 10017    |     WWW.GREENBACKERGROUP.COM